SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Schedule 14D-9
Solicitation/Recommendation Statement Under
Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 1)
PYRAMID BREWERIES INC.
(Name of Subject Company)
Pyramid Breweries Inc.
(Name of Persons Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
747135101
(CUSIP Number of Class of Securities)
Scott Barnum
Pyramid Breweries Inc.
91 South Royal Brougham Way
Seattle, WA 98134
Telephone: (206) 682-8322
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
Bart E. Bartholdt, Esq.
Susan M. Johnson, Esq.
Graham & Dunn PC
Pier 70
2801 Alaskan Way, Suite 300
Seattle, WA 98121
Telephone: (206) 624-8300
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION
This Amendment No. 1 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Pyramid Breweries Inc., a Washington corporation (“Pyramid”), on July 2, 2008. Except as otherwise noted, the information set forth in the original Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 14D-9.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION
Item 4 is hereby amended and supplemented as follows:
1) The paragraph starting with “In evaluating the Merger Agreement “ on page 11 is replaced with the following:
     In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, Pyramid’s Board consulted with the Company’s legal and financial advisors and considered a number of factors. Such factors also constituted the reasons that the Board determined to approve the Offer and the Merger and to recommend that Pyramid’s shareholders accept the Offer and tender their Shares pursuant to the Offer. Such reasons included the following:
2) The paragraph starting with “The foregoing discussion” on page 13 is replaced with the following:
     The foregoing discussion of the reasons that led the Pyramid Board to approve Offer and the Merger and to recommend that Pyramid’s shareholders accept the Offer and tender their Shares pursuant to the Offer is not intended to be exhaustive, but is believed to include all of the material reasons for the Board’s decision. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Pyramid Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons supporting its determinations and recommendations. In addition, individual members of the Pyramid Board may have given different weights to different reasons. In arriving at their respective recommendations, the members of the Pyramid Board were aware of interests of executive officers and directors of Pyramid as described above under “Past Contacts, Transactions, Negotiations and Agreements” in Item 3.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I hereby certify as of July 18, 2008 that the information set forth in this statement is true, complete and correct.

PYRAMID BREWERIES INC.
By:	/s/ Scott S. Barnum
Scott S. Barnum
President and Chief Executive Officer

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